Exhibit 99.62

Assays Confirm New High Grade Discovery in the A1 Shear

and the Cannon Area Returns Anomalous Uranium

Vancouver, BC, July 21, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report assay results for 4 holes from our recently completed winter 2016 drilling program on our 100% owned, Rook I Project, Athabasca Basin, Saskatchewan.

Highlights:

A1 Shear

The discovery of substantial mineralization in the A1 shear has now been confirmed in two holes.

•	AR-16-84cl (discovery hole) intersected 28.5 m at 2.13% U3O8 including 11.0 m at 3.99% U3O8 and an additional 18.0 m at 0.98% U3O8 in the A1 shear.

The A1 shear remains mostly untested, and is already host to mineralization over a strike length of 360 m. Assays from hole AR-16-84cl which represent a total composite grade x thickness (“GT”) of 79 add to the already released results from hole AR-16-84c3 which was drilled 33 m down-dip and southwest from hole -84cl and intersected 13.0 m at 1.39% U3O8 (see News Release dated July 19, 2016).

Furthermore, holes AR-16-91c3 and -91c4 have assays pending and both encountered significant visible uranium mineralization including 49.5 m of total composite mineralization including 5.0 m of off-scale radioactivity in hole -91c3 and 87.0 m of total composite mineralization including 4.1 m of off-scale radioactivity in hole -91c4 (see News Release dated July 13, 2016).

The new high grade discovery zone in the A1 is wide open to the northeast (Figure 1). It will be a primary focus of the 35,000 m summer drill campaign as the Company aggressively pursues resource growth opportunities through continued infill, expansion and discoveries at Arrow and the Rook I project.

Cannon Area

The Cannon area is located 1.3 km along strike to the northeast of Arrow. It was first drilled during the winter 2016 program and anomalous radioactivity was intersected in several holes (see news release dated April 18, 2016). Strongly anomalous uranium concentrations have been confirmed in three holes at Cannon (Figure 3). A comprehensive data review is complete. Cannon remains a high priority target and further drilling is contemplated during the summer 2016 program.

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow Deposit currently covers an area of 870 m by 280 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in most directions and at depth.

•	The summer 2016 program comprising 35,000 m of drilling is underway with six drill rigs active. A seventh drill rig has been mobilized to the property and will be put into service imminently.

•	The Company has cash on hand of approximately $100 million.

The A1 long section and plan maps of Arrow and Cannon are shown in Figures 1 to 3. Assay results are shown in Table 1.

Garrett Ainsworth, Vice-President, Exploration and Development, commented “The new high grade zone within the A1 shear has been confirmed with hole AR-16-84c1 returning a total composite GT of 79, which is largely open and shows good continuity with high grade mineralization encountered in previously reported holes AR-16-91c3 and -91c4.”

Leigh Curyer, Chief Executive Officer commented: “This new high grade area within the A1 shear is very exciting and highlights the potential for growth inside and outside the current resource area of Arrow. In addition Cannon has been validated as a high priority target to be further drilled. The Recent high grade discoveries in the A1 shear, the 180 m southwest area as well as the successful infill drilling of the A2 Sub-Zone indicates we have substantial drilling to complete, in order to understand the ultimate scale of Arrow.”

Figure 1: A1 Mineralized Shear Long Section

NexGen Energy Ltd.
Pierce Points
Total Composite Grade x Thickness
<1
1 - 10
10-25
25-50
>50
Assays Pending
5.8m 57.0m >10,000 cps Anomalous Radioactivity
11.56% 56.5m % U3O8 Length
Hole drilled vertically or parallel to strike
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
SCALE 1 : 2500
(m)
-20 0 20 40 60
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Deposit
A1 Shear - Longitudinal Section
July 21, 2016
300m
400m
500m
600m
360m
49c1
43a
42a
36
0.41% 83.0m
73
28
0.13% 24.0m and 0.42% 9.5m
0.31% 25.7m and 0.25% 57.5m
25
02
45b
57c1
57c2
44b
57c5
57c4
57c3
78c1
78c2
49c2
78c3
78c4
10
47
64c1
0.14% 42.8m
24
64c2/c3
0.10% 13.5m
0.16% 29.5m
29a
27
0.45% 74.65m
72c1
53c1
74c3
72c2
53c2
53c3
39w1
39
0.47% 47.5m
26
33
60c1
60c2
0.20% 60.0m
0.99% 11.5m
40b
0.14% 45.0m and 0.49% 12.0m
35
0.98% 18.0m and 2.13% 28.5m
91c3
5.0m 49.5m
91c1
0m 30.5m
84c1
84c3
1.39% 13.0m
91c4
4.1m 87.0m
84c2
0.07% 14.0m
91c2
0m 11.0m
34b
0.10% 32.0m
15
38

Figure 2: Arrow Drill Hole Locations

N
Arrow Deposit*
201.9 M lbs U3O8
3.48 M t at 2.63% U3O8 (Inferred)
including
A2 High Grade Domain
120.5 M lbs U3O8
0.41 M t at 13.26% U3O8 (Inferred)
A1
A2
A3
A4
AR-16-84c1
Arrow Strike Length
865 m
Arrow High Grade Core
300 m
180 m
NexGen Energy Ltd.
Arrow Zone
July 21, 2016
Scale 1:5000
50 0 50 100 150 200
(meters)
LEGEND
Mineralized Interval
Above 500cps
2016 Drill Hole
Collar Locations
NexGen
Energy Ltd.

Figure 3: Cannon Drill Hole Locations

Legend
Rook I Property Boundary
VTEM Conductor
Mineralized Interval
Above 300 cps
2016 Drill Hole
Collar Locations
Patterson Lake
Arrow Deposit
CN-16-01
CN-16-02
CN-16-06
Cannon Area
1.3 km
N
NexGen Energy Ltd.
Cannon Area
July 21, 2016
Scale 1:20000
250 0 250 500
(meters)
NAD83 / UTM zone 12N
NexGen
Energy Ltd.

Table 1: Assay Results

Drill Hole				Depth to Basement (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (Wt%)
AR-16-84c1	315	-71	846.00	127.00	410.50	411.00	0.50	0.23
					419.00	426.50	7.50	0.07
					430.00	432.50	2.50	0.03
					436.50	438.00	1.50	0.15
					440.50	452.50	12.00	0.05
					462.50	463.50	1.00	0.01
					471.50	480.00	8.50	0.04
					489.50	490.50	1.00	0.04
					494.00	505.00	11.00	0.02
					514.50	516.50	2.00	0.04
					533.50	551.00	17.50	2.98
					553.50	558.50	5.00	1.29
					563.50	573.00	9.50	0.22
					577.50	581.00	3.50	0.03
					602.50	603.00	0.50	0.05
					620.00	621.00	1.00	0.04
					627.00	638.50	11.50	0.04
					663.00	666.50	3.50	0.11
					679.50	697.50	18.00	0.98
					701.00	729.50	28.50	2.13
				incl.	715.00	726.00	11.00	3.99
					738.00	741.00	3.00	0.04
CN-16-01	335	-70	337.00	98.30	164.00	166.50	2.50	0.01
CN-16-02	335	-70	378.00	101.30	219.50	220.00	0.50	0.03
CN-16-03	335	-80	156.00	90.00	No Significant Intersections
CN-16-04	335	-70	378.00	101.90	No Significant Intersections
CN-16-05	335	-70	353.00	101.15	No Significant Intersections
CN-16-06	335	-70	612.00	104.30	256.00	257.00	1.00	0.06
CN-16-07	335	-70	450.00	104.95	No Significant Intersections
CN-16-08	335	-70	333.00	106.95	No Significant Intersections
CN-16-09	335	-70	338.00	104.05	No Significant Intersections
CN-16-10	335	-70	501.00	107.95	No Significant Intersections
CN-16-11	317	-70	393.00	87.30	No Significant Intersections

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U308

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and selected samples for gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals.

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has an experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow discovery in February 2014 and the Bow discovery, 3.7 km along trend and northeast of Arrow, in March 2015 The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities and preparation and release of an updated mineral resource estimate. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.